ArcelorMittal announces the publication of third quarter and FY 2015 EBITDA sell-side analyst consensus figures on corporate.arcelormittal.com

Luxembourg, 30 October, 2015 - ArcelorMittal today announces the publication of sell-side analysts’ consensus forecasts for ArcelorMittal’s third quarter and full year 2015 EBITDA. The consensus figures are based on sell-side analyst estimates recorded on an external web based tool provided and managed by an independent company called Vuma Financial Services Limited (trade name: Vuma Consensus). The consensus figures together with a list of sell-side analysts that contributed to this consensus is available on our website.

View consensus figures here:

http://corporate.arcelormittal.com/news-and-media/press-releases/2015/oct/30-10-2015?lang=english

ArcelorMittal does not express any opinion as to the accuracy or relevance of this consensus or any component thereof. Any use of or reliance on this data is purely at the risk of the user.